

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2010

Paul D. Delva, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

      Re: Fairchild Semiconductor International, Inc.
              Form 10-K for the fiscal year ended December 27, 2009
              Filed February 25, 2010
              File No. 001-15181

Dear Mr. Delva:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              Martin James
              Acting Assistant Director